UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This amendment to the Current Report on Form 6-K/A (“Form 6-K/A”) is being filed to amend the Current Report on Form 6-K initially filed by Urban Tea, Inc. (the “Company”) with the Securities and Exchange Commission on March 22, 2021 (the “Original Form 6-K”). The Company is filing this Form 6-K/A solely to clarify that Mr. Long Yi also resigned from his position of Chairman of the Company’s board of directors (the “Board”) in addition to his position of Chief Executive Officer, and that Mr. Xianlong Wu was also appointed as the Chairman of the Board in addition to being appointed as the new Chief Executive Officer to fill the vacancy created by Mr. Yi’s resignation. Except as set forth in the foregoing, the Original Form 6-K is unchanged.

This Form 6-K/A is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-227299) and on Form F-3s, as amended (Registration Numbers 333-248615, 333-233479 and 333-227211), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Change in Director and Officer

On March 21, 2021, Long Yi resigned his positions as Chief Executive Officer (the “CEO”) of Urban Tea, Inc. (the “Company”), a company incorporated in the British Virgin Islands, and Chairman of the board of directors (the “Board”) of the Company, for personal reasons. Mr. Yi’s resignation did not result from any disagreement with the Company.

On the March 22, 2021, Xianlong Wu was appointed as CEO and Chairman of the Board to fill in the vacancy created by Mr. Yi’s resignation effective immediately.

The biographical information of Xianlong Wu is set forth below.

Mr. Wu, age 43, is a big data analyst and blockchain management expert. From 2017 to joining the Company, Mr. Wu served  as a vice president of operations of Shenzhen Jiazhilian Cross-border E-commerce Co., Ltd. where he was in charge of providing one-stop blockchain services, including blockchain architecture service and daily maintenance, to small and mid-size companies in China. Prior to that, he worked as a general manager of Beijing Kongganglong Information Technology Co., Ltd focusing on data analysis of travelers’ behaviors and optimization of clients’ business models from 2004 to 2017. Mr. Wu holds Master’s degree in aircraft engine design from Beijing University of Aeronautics and Astronautics and Bachelor’s degree in aircraft design and manufacture from Shenyang Institute of Aviation Industry.

Xianlong Wu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an employment agreement with Xianlong Wu, pursuant to which the annual base salary of Xianlong Wu shall be $1.00, subject to annual review and approval of Compensation Committee of the Board of directors. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

99.1	Employment Agreement, dated March 22, 2021, by and between Xianlong Wu and Urban Tea, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2021

URBAN TEA, INC.

By:	/s/ Kan Lu
Name:	Kan Lu
Title:	Chief Financial Officer

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